SCHEDULE 13D

                                 (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS TO BE FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                             BVR SYSTEMS (1998) LTD.
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                                (Name of Issuer)

                                 Ordinary Shares
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                         (Title of Class of Securities)

                                  M20512 10 5

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                                 (CUSIP Number)

                HSN General Managers Holdings Limited Partnership
                            Museum Tower - 13th Floor
                                 4 Berkovitz St.
                              Tel Aviv ISRAEL 64238
                           Telephone: 972 (3) 7770111
                            Attention: Giora Erdinast
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      (Name, Address and Telephone Number of Persons Authorized to Receive
                          Notices and Communications)

                                 March 21, 2006
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             (Date of Event which Requires Filing of this Statement)

     If filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES).

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1    NAMES OF REPORTING PERSONS: HSN GENERAL MANAGERS HOLDINGS LIMITED
     PARTNERSHIP

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |X|
     (b)  [_]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
     WC
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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     OR 2(e)            [_]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     ISRAEL
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                   7    SOLE VOTING POWER
                        -0-
 NUMBER OF         -------------------------------------------------------------
  SHARES           8    SHARED VOTING POWER
BENEFICIALLY            38,000,000(1)
  OWNED BY         -------------------------------------------------------------
   EACH            9    SOLE DISPOSITIVE POWER
 REPORTING              -0-
PERSON WITH        -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        38,000,000
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     38,000,000
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12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)      [_]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     28.2%
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14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     PN
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     --------
     (1) On March 5, 2006, HSN General Managers Holdings Limited Partnership entered into an agreement to purchase 20,000,000 Ordinary Shares of the Issuer at a price per share of $0.18 for an aggregate purchase price of $3,600,000. In addition, HSN Limited Partnership was issued, at the closing of the transaction, which took place on March 21, 2006, warrants to purchase up to 18,000,000 Ordinary Shares of the Issuer (the "Warrant Shares"). 6,000,000 of the Warrant Shares have an exercise price of $0.36; an additional 6,000,000 Warrant Shares have an exercise price of $0.54; and the remaining 6,000,000 Warrant Shares have an exercise price of $1.00.

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1    NAMES OF REPORTING PERSONS: H.S.N GENERAL MANAGERS (2006) LTD.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |X|
     (b)  [_]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
     N/A
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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     OR 2(e)            [_]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     ISRAEL
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                   7    SOLE VOTING POWER
                        -0-
 NUMBER OF         -------------------------------------------------------------
  SHARES           8    SHARED VOTING POWER
BENEFICIALLY            38,000,000 (1)
  OWNED BY         -------------------------------------------------------------
   EACH            9    SOLE DISPOSITIVE POWER
 REPORTING              -0-
PERSON WITH        -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        38,000,000
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     38,000,000
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12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)      [_]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     28.2%
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14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     CO
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     ----------
     (1) On March 5, 2006, HSN General Managers Holdings Limited Partnership entered into an agreement to purchase 20,000,000 Ordinary Shares of the Issuer at a price per share of $0.18 for an aggregate purchase price of $3,600,000. In addition, HSN Limited Partnership was issued, at the closing of the transaction, which took place on March 21, 2006, warrants to purchase up to 18,000,000 Ordinary Shares of the Issuer (the "Warrant Shares"). 6,000,000 of the Warrant Shares have an exercise price of $0.36; an additional 6,000,000 Warrant Shares have an exercise price of $0.54; and the remaining 6,000,000 Warrant Shares have an exercise price of $1.00.

TEM 1. SECURITIES AND ISSUER

     This Statement on Schedule 13D relates to the ordinary shares, par value New Israel Shekel 1.0 per share (the "Ordinary Shares"), of BVR Systems (1998) Ltd. (the "Issuer"), an Israeli corporation whose principal executive offices are located at16 Hamelacha Street, Rosh Ha'ayin 48091, Israel. The Ordinary Shares are traded only on the Over The Counter Bulletin Board.

ITEM 2. IDENTITY AND BACKGROUND

     (a) This Statement is being filed by HSN General Managers Holdings Limited Partnership and H.S.N General Managers (2006) Ltd., its general partner (the "Reporting Persons").

     (b) HSN General Managers Holdings Limited Partnership ("HSN Limited Partnership") is a limited partnership organized under the laws of the State of Israel. It is a limited partnership holding the shares of BVR Systems (1998) Ltd. The principal offices of HSN Limited Partnership are located at 4 Berkovitz St., Tel Aviv 64238, Israel.

     (c) H.S.N General Managers (2006) Ltd. ("HSN General Partner") is a company organized under the laws of the State of Israel. It is a company established for the purpose of functioning as the general partner of HSN Limited Partnership. The principal offices of HSN General Partner are located at 4 Berkovitz St., Tel Aviv 64238, Israel.

     (d) Giora Erdinast is a director of HSN General Partner. He is an active attorney and a citizen of the State of Israel. Mr. Erdinast's business address is 4 Berkovitz St., Tel Aviv 64238, Israel.

     (e) Nir Dor is a director of HSN General Partner. He is a manager of companies and a citizen of the State of Israel. Mr. Dor's address is Kfar Hes p.o.b 121, Israel.

     (f) Amichai Blender is a director of HSN General Partner. He is a manager of companies and a citizen of the State of Israel. Mr. Blender's address is Hateena 14, Herzelia, Israel.

     (g) Eli Sivan is a director of HSN General Partner. He is a manager of companies and a citizen of the State of Israel. Mr. Sivan's business address is 60 Medinat Hayehudim St., Hertselia, Israel.

     (h) Yoav Harlap is a director of HSN General Partner. He is a manager of companies and citizen of the State of Israel. Mr. Harlap's business address is 134 Haeshel St., Hertselia Pituach, Israel.

     (i) Ofer Levi is a director of the HSN General Partner. He is an active attorney and a citizen of the State of Israel. Mr. Levi's business address is 8 Nes Ziona Street, Tel Aviv, Israel.

     (j) During the last five years, none of the Reporting Persons and the directors of the HSN General Partner has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding either of them was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The purchase price that was paid for the acquisition of 20,000,000 Ordinary Shares of the Issuer by HSN Limited Partnership is $3,600,000 ($0.18 per share). The consideration for the purchase of the Shares was funded from the working capital of HSN Limited Partnership.

ITEM 4. PURPOSE OF TRANSACTION

     The Reporting Persons have acquired the Ordinary Shares for investment purposes in the ordinary course of their business of investing in securities for their own account.

     The Reporting Persons reserve the right to formulate plans and/or make proposals, and take such actions with respect to their investment in the Issuer, including subject to applicable law, to (i) hold its securities as a passive investor or as an active investor (whether or not as a member of a "group" with other beneficial owners of securities or otherwise), (ii) acquire beneficial ownership of additional securities in the open market, in privately negotiated transactions or otherwise, (iii) dispose of all or part of its holdings of securities, (iv) take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of this
Schedule 13D, or (v) change its intention with respect to any or all of the matters referred to in this Item 4.

     Nir Dor, a director of the HSN General Partner, has been nominated to serve as a director on the Issuer's Board of Directors.

     Except as set forth in the preceding paragraphs, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure;

          (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j)  Any action similar to any of those enumerated above.

               Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

               The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (A) HSN Limited Partnership is the direct beneficial owner of 20,000,000 Ordinary Shares of the Issuer and warrants to purchase an additional 18,000,000 Ordinary Shares of the Issuer or approximately 28.2% of the Issuer's outstanding securities, based on 134,860,535 Ordinary Shares currently outstanding (assuming the exercise of the warrants held by HSN Limited Partnership and assuming no other exercise of the Issuer's convertible securities).

     The HSN General Partner is the general partner of HSN Limited Partnership and by virtue of its position may be deemed the beneficial owner of 20,000,000 Ordinary Shares of the Issuer and warrants to purchase an additional 18,000,000 Ordinary Shares of the Issuer or approximately 28.2% of the Issuer's outstanding securities, based on 134,860,535 Ordinary Shares currently outstanding (assuming the exercise of the warrants held by HSN Limited Partnership and assuming no other exercise of the Issuer's convertible securities).

     None of the directors of the HSN General Partner beneficially own Ordinary Shares of the Issuers

     (B) The Reporting Persons referred to in Section 5(a) above have shared voting and dispositive power with respect to the 20,000,000 Ordinary Shares of the Issuer and warrants to purchase an additional 18,000,000 Ordinary Shares of the Issuer, beneficially owned by HSN Limited Partnership.

     (C) Except for the transactions described herein, the Reporting Persons have not effected, directly or indirectly, any transactions in the Ordinary Shares of the Issuer during the sixty (60) days prior to the filing of this Statement on Schedule 13D.

     (D) As of the date of the filing of this Statement, no person other than the Reporting Persons will have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO THE SECURITIES OF THE ISSUER

     On March 5, 2006 Mr. Nir Dor, on behalf of HSN Limited Partnership, and the Issuer entered into a share purchase agreement (the "SPA"), pursuant to which HSN Limited Partnership purchased 20,000,000 Ordinary Shares of the Issuer and three warrants each for the purchase of 6,000,000 Ordinary Shares nominal value NIS 1.00 each of the Issuer, with exercise prices of $0.36, $0.54 and $1.00, exercisable for a period of three years, with a mandatory exercise mechanism under certain conditions. In addition, the SPA contains an undertaking by the Issuer that as long as HSN Limited Partnership holds at least nine percent (9%) of the outstanding share capital of the Issuer, a nominee designated in writing by HSN Limited Partnership shall be appointed as a member of the Board of Directors of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     1. Share Purchase Agreement dated as of March 5, 2006 between the Issuer and Nir Dor, on behalf of HSN Limited Partnership.

     2.   Warrants

     3.   Joint Filing Agreement.

                  [Remainder of page intentionally left blank]

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: March 31, 2006

     1.   H.S.N GENERAL MANAGERS HOLDINGS LIMITED PARTNERSHIP

          By its General Partner, H.S.N General Managers (2006) Ltd.

          /s/ Nir Dor, Director
          ---------------------
          Nir Dor, Director

     2.   H.S.N GENERAL MANAGERS (2006) LTD.

          /s/ Nir Dor, Director
          ---------------------
          Nir Dor, Director